                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

     For the fiscal year end        December 31, 2001
                             ----------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to __________________


     Commission file number         333-3250
                            -----------------------------------------------



A.       Savings and Profit Sharing Plan for Employees of First Interstate

                                BancSystem, Inc.
           -----------------------------------------------------------
                            (Full title of the plan)

                                  Same as below
            --------------------------------------------------------
     (Address of the plan, if different from that of the issuer named below)



B.                        First Interstate BancSystem, Inc.
      --------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan)

       401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918
     ----------------------------------------------------------------------
                (Address of issuer's principal executive office)

                         SAVINGS AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

Table of Contents

                                                                                         PAGE
                                                                                         ----
INDEPENDENT AUDITORS' REPORT                                                                1

FINANCIAL STATEMENTS
    Net Assets Available for Benefits                                                       3
    Changes in Net Assets Available for Benefits                                            4
    Notes to Financial Statements                                                         5-9

SUPPLEMENTARY INFORMATION
    Schedule of Assets Held for Investment Purposes at Year End                            10

                             [EIDE BAILLY LLP LOGO]


                          INDEPENDENT AUDITORS' REPORT

Executive Committee of the
Savings and Profit Sharing Plan
for Employees of First Interstate BancSystem, Inc.
Billings, Montana


We have audited the accompanying statement of net assets available for benefits of the SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC. as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC. as of December 31, 2000 were audited by other auditors whose report dated May 31, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at Year End is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Eide Bailly LLP


Billings, Montana
June 19, 2002

                          INDEPENDENT AUDITORS' REPORT



Administrative Committee of the
   Savings and Profit Sharing Plan for Employees of
   First Interstate BancSystem, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


Billings, Montana
May 31, 2001

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

                                                          2001                2000
                                                     --------------      --------------
ASSETS
 Investments, at fair value
   Registered investment companies                   $   39,757,565      $   39,093,997
   Employer securities                                   20,849,097          18,581,811
   Participant loans                                        113,250             137,508
                                                     --------------      --------------

                                                         60,719,912          57,813,316
                                                     --------------      --------------
 Receivables
   Employer's contributions                                  18,399                   -
   Accrued interest                                          11,621              17,648
                                                     --------------      --------------

                                                             30,020              17,648
                                                     --------------      --------------

 Cash                                                             -              59,056
                                                     --------------      --------------

NET ASSETS AVAILABLE FOR BENEFITS                    $   60,749,932      $   57,890,020
                                                     ==============      ==============


See notes to financial statements.                                             3

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:
 Investment income
   Net depreciation in fair value
     of investments                                          $    (1,305,023)
   Dividends                                                         570,911
   Interest                                                           10,770
                                                             ---------------
                                                                    (723,342)
                                                             ---------------
 Contributions
   Employer's                                                      3,143,755
   Participants'                                                   2,964,314
   Rollovers                                                         147,687
                                                             ---------------

                                                                   6,255,756
                                                             ---------------

        Total additions                                            5,532,414

Deductions from net assets
  attributed to:
   Benefits paid to participants                                   2,672,502
                                                             ---------------

        Net increase                                               2,859,912

Net assets available for benefits

   Beginning of year                                              57,890,020
                                                             ---------------

   End of year                                               $    60,749,932
                                                             ===============



See notes to financial statements.                                             4

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

The following description of the First Interstate BancSystem, Inc. (Company) Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     General. The Plan is a defined contribution plan covering all employees of the Company's member banks who are classified as regular-status scheduled to work 20 hours or more per week, or if not classified as regular status have completed 1,000 hours of service in no more than twelve consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions. Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution of 125 percent of the first four percent of annual compensation that a participant contributes to the Plan. At its discretion, the Company may also make a quarterly profit sharing contribution.

     Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of the Company contributions and Plan earnings. Allocations of participant earnings are based on account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting. Participants are immediately vested in their contributions and any rollover contributions plus allocated earnings thereon. Vesting in the Company's matching and profit sharing contribution portions of their accounts and earnings thereon is contingent upon the participant's date of hire. Employees that were hired before January 1, 2000 and participating in the plan before January 1, 2001 are 100 percent vested in the Company's matching and profit sharing contributions. Employees that were hired as regular-status working 20 hours or more per week during the fiscal year 2000 and became participants in fiscal year 2001 are also 100 percent vested in the Company's matching and profit sharing contributions. Employees hired in fiscal year 2001 or later are subject to a vesting schedule based on years of service. These participants are 100 percent vested in the Company's matching and profit sharing contributions after three years of credited service.

     Participant loans. Loans are limited to the lesser of (a) 50 percent of the participant's vested account balance or (b) $50,000, reduced by the excess, if any, of (i) the participant's highest outstanding loan balance during the previous year, over (ii) the participant's outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower or (b) five years for all other loans. The loans are secured by the balance in the participant's account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company's principal office is then located. Interest rates on the participant loans outstanding at December 31, 2001 ranged from
     6.5 percent to 10.5 percent. Principal and interest is paid ratably through biweekly payroll deductions.

(continued on next page)                                                       5

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


     Investment Options. Upon enrollment in the Plan, a participant may direct contributions in a variety of registered investment companies. The most common options are as follows:

           Spartan Money Market Fund - Funds are invested in securities whose interest is exempt from state and local income taxes.
           Accessor Growth Fund - Funds are invested in equity securities with greater than average growth characteristics.
           Accessor Balanced Allocation - The Funds are divided between equity funds and fixed-income funds.
           Accessor Aggressive Growth Allocation - Funds are invested in the domestic and international equity markets.
           Accessor Growth & Income - Funds are invested in equity funds with regard to weight, with a smaller amount of its assets in fixed-income funds.
           SEI S&P 500 Index Class E Fund - Funds are invested in a diversified portfolio of securities to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard and Poor's 500 Composite Stock Price Index.

     A participant may not contribute to, but may direct transfers from any investment into, the following investment option:

           First Interstate BancSystem, Inc. Stock - Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant's investment in Company Stock is limited to 50 percent of the participant's account balance, as defined.

           As of December 31, 2001 and 2000, plan assets invested in Company Stock were 34 percent and 32 percent of net assets available for benefits, respectively.

     Payment of Benefits. After termination of service due to death, disability, or retirement, a participant with an account balance of more than $5,000 may, on any distribution date following termination, elect to receive either a lump sum distribution of his/her vested account balance or installment payments (annually, quarterly, or monthly) over a specified period of time, not exceeding ten years. Any participant account balance with less than $5,000 is distributed in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump sum distributions. A participant may elect to receive a hardship distribution, without termination of employment, if he/she qualifies under the hardship withdrawal rules.

     Member Banks. Members of the Plan include First Interstate BancSystem, Inc. and the following subsidiaries:

            First Interstate Bank Montana
            First Interstate Bank Wyoming
            Commerce Financial, Inc.
            FIB Capital Trust
            i_Tech Corporation



(continued on next page)                                                       6

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


     Forfeited Accounts. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $14,509 and $0, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2001, $2,119 was used to reduce current employer contributions.

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in registered investment companies are valued at quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company Stock was $42 and $40 at September 30, 2001 and 2000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Income Tax Status

The Plan obtained its latest determination letter dated January 9, 1998, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of Internal Revenue Code
(IRC). The Plan has been amended since receiving the determination letter and has been submitted to the IRS for a new determination letter. In the opinion of the Plan Administrator, the Plan and its underlying trust have been operated within the terms of the Plan and should remain qualified under applicable provisions of the IRC.









(continued on next page)                                                       7

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 2 - INVESTMENTS

The following presents the individual investments (all participant-directed) that represent 5 percent or more of the Plan assets available for benefits:

                                                                 2001                             2000
                                                      --------------------------       ---------------------------
                                                        NUMBER                           Number
                                                       OF UNITS      FAIR VALUE         of units      Fair Value
                                                      ----------    ------------       ----------    -------------
Registered investment companies, fair value
 as determined by quoted market price:
   Accessor Funds
    Growth Allocation                                     659054    $  8,567,708           248339    $  6,652,997
    Balanced Allocation                                   402860       5,579,605               -                -
    Aggressive Growth Allocation                          442935       5,572,119               -                -
    Growth & Income Allocation                            383962       5,241,078               -                -
    Value & Income                                         71609       1,280,370           380073       7,833,297
    Small to Mid Cap Fund                                     -                -           287574       5,739,969
   SEI S&P 500 Index Class E                              105478       3,736,029            80396       3,284,181
   Spartan Money Market Fund                             3241427       3,241,427          3193815       3,193,815

Employer securities, fair value as
 determined by appraisal:
  First Interstate BancSystem, Inc. Stock                 496407      20,849,097           488995      18,581,811
                                                                    ------------                     ------------
                                                                    $ 54,067,433                     $ 45,286,070
                                                                    ============                     ============

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,305,023 as follows:

Investments at fair value as determined
  by quoted market price:
    Registered investment companies                                 $ (3,255,807)

Investments at fair value as determined
  by appraisal:
    Employer securities                                                1,950,784
                                                                    ------------
                                                                    $ (1,305,023)
                                                                    ============

NOTE 3 - ADMINISTRATIVE EXPENSES

Fidelity Management Trust Company holds the Plan's assets in trust and Rocky Mountain Employee Benefits, Inc. performs the recordkeeping for the Plan, exclusive of Company Stock and participant loans. The Company pays the administrative fees related to these services performed for the Plan.

(continued on next page)                                                       8

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, they have the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company performs the recordkeeping for the Plan's Company Stock and participant loans. Fees were paid from the participant accounts for the processing of loans and distributions totaling $7,557 for the year ended December 31, 2001. These fees are considered customary and reasonable for such services.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is a trustee of certain Plan assets and, therefore, these transactions qualify as party-in-interest.

NOTE 6 - SIGNIFICANT PLAN AMENDMENTS

Effective January 1, 2001 the Plan was amended and restated, with retroactive effect to the extent necessary, to comply with the requirements of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and other applicable provisions of the Internal Revenue Code, Treasury Regulations and Internal Revenue Service (referred to as "GUST").

NOTE 7 - SUBSEQUENT EVENT

On March 28, 2002 the Board of Directors of First Interstate BancSystem, Inc. resolved to change the Plan year end from December 31, to December 30 for administrative purposes. This change will result in a short Plan year ending December 30, 2002 and a new full Plan year beginning December 31, 2002.

                         SAVINGS AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.


                            SUPPLEMENTARY INFORMATION

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2001

==================================================================================================================================
EIN         81-0331430
PN          003
----------------------------------------------------------------------------------------------------------------------------------
(a)         (b) Identity of issue, borrower, lessor,    (c) Description of investment including       (d) Cost     (e) Current
                or similar party                            maturity date, rate of interest,                           value
                                                            collateral, par or maturity value
----------------------------------------------------------------------------------------------------------------------------------
*           First Interstate BancSystem, Inc.           Employer securities                               N/A       $ 20,849,097
            Accessor Funds                              Growth Allocation                                 N/A          8,567,708
            Accessor Funds                              Balanced Allocation                               N/A          5,579,605
            Accessor Funds                              Aggressive Growth Allocation                      N/A          5,572,119
            Accessor Funds                              Growth and Income Allocation                      N/A          5,241,078
            SEI Investments                             S&P 500 Index                                     N/A          3,736,029
*           Fidelity Investments                        Spartan Money Market, 1.99%                       N/A          3,241,427
            Harbor Fund                                 International                                     N/A          1,601,932
            Accessor Funds                              Growth Fund                                       N/A          1,599,773
            Accessor Funds                              Value and Income                                  N/A          1,280,370
            Accessor Funds                              Small to Mid Cap                                  N/A            978,433
            Federated Investors                         GNMA Institutional                                N/A            641,602
            Columbia Funds                              Fixed Income                                      N/A            552,482
            Accessor Funds                              Income and Growth Allocation                      N/A            471,920
            Vanguard Group                              Intermediate Term Treasury                        N/A            427,301
            Accessor Funds                              Income Allocation                                 N/A            232,784
            Participant loans                           Interest ranging from 6.5 to 10.5%                -0-            113,250
*           Fidelity Investments                        Cash reserves, 1.96%                              N/A             24,182
            Accessor Funds                              Mortgage Securities                               N/A              2,973
            Accessor Funds                              Intermediate Fixed Income                         N/A              2,968
            Accessor Funds                              Short Interest Fixed Income                       N/A              2,879
                                                                                                                    -------------
                                                                                                                    $ 60,719,912
                                                                                                                    =============



 * Party-in-interest to the Plan

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM,
INC.




JUNE 24, 2002                               /s/ BRUCE C. PARKER
-------------------------------             ------------------------------------
            Date                            Bruce C. Parker
                                            President, Trust Investment Services

                        FIRST INTERSTATE BANCSYSTEM, INC.

                                  EXHIBIT INDEX




Exhibit                              Document


  23.1     Consent of Eide Bailly LLP, Independent Certified Public Accountants.

  23.2     Consent of KPMG LLP, Independent Certified Public Accountants.